May 8, 2006 - Via Edgar

Mr. Gary Todd
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0306

         Re:      DENTSPLY International, Inc.
                  Form 10-K for the fiscal year ended December 31, 2005 Filed March 14, 2006
                  File No. 000-16211

Dear Mr. Todd:

By letter dated April 25, 2006, the Staff has requested additional information from DENTSPLY International, Inc. related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff's comments. We have keyed our responses to the Staff's comments by providing our response immediately following a reiteration of the original Staff comment.

In addition, as requested by the Staff, DENTSPLY International, Inc. acknowledges that:

o DENTSPLY International, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o DENTSPLY International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4243 or at the address below with any additional comments you have related to subject filings.

Sincerely,


William R. Jellison
DENTSPLY International, Inc.
Sr. Vice President and CFO
221 W. Philadelphia Street
York, PA 17405-0872
(717) 849-4243

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COMMENTS AND RESPONSES


Form 10-K for the Fiscal Year Ended December 31, 2005
Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 51

1. As set forth in paragraph 28 to SFAS 95, the operating activities section of an indirect method presentation of cash flows should begin with net income or loss. Your statement does not appear consistent with that guidance because your presentation begins with net income from continuing operations. To better conform to SFAS 95, please appropriately modify your presentation in future filings.

Response:

In future filings, commencing with our Form 10-Q for the quarter ended March 31, 2006, we will present our statement of cash flows beginning with consolidated net income, consistent with the guidance in SFAS 95 cited by the SEC Staff in the comment above.


Note 4. Segment and Geographic Information, page 61

2. We see that you presented five segments in 2004, four segments in 2005 and plan to report three segments in 2006. Please tell us how you re-organized your operating group structure in 2005 and in 2006. Explain why these reorganizations resulted in the reductions in the numbers of segments reported under SFAS 131. Please be detailed and specific.

Response:

DENTSPLY's reportable operating segments are directly tied to the Company's operational management structure. Three of the Company's Senior Vice Presidents are operating group managers who report to and are directly responsible to the President and COO (Chief Operating Decision Maker or CODM) and provide frequent and regular updates to the CODM regarding the results, forecasts and plans of their respective operating groups. The Company has concluded that its operating groups are its reportable operating segments, in accordance with paragraphs 10 to 15 of SFAS No. 131, and that the Senior Vice Presidents are its operating segment managers. (This is outlined in detail in the response to Comment #4.) Therefore, as changes occur in the operational management structure, changes will occur to the Company's segment disclosures.

In 2004, the Company had five operating groups which were managed by five Senior Vice Presidents, who reported to the CODM. These five operating groups represented the Company's operating segments (see Attachment I).

In 2005, as part of the Company's succession planning, Bret Wise, the Company's Chief Financial Officer ("CFO") was promoted to Executive Vice President, reporting to Tom Whiting, the President and Chief Operating Officer ("COO"), the CODM for the Company. Another of the Senior Vice Presidents, Bill Jellison, who had been an operating Senior Vice President, was then named the Company's CFO. Responsibility for oversight of the components of the operating groups was then reallocated under the remaining four operating Senior Vice Presidents into four operating groups. This reallocation among the remaining four Senior Vice Presidents, the operating segment managers, triggered a realignment of the Company's operating segments and a revision of the Company's segment disclosures. In conjunction with Mr. Wise's promotion, for executive development purposes, two of the operating Senior Vice Presidents reported to him and two of the operating Senior Vice Presidents reported to the President and COO. The President and COO, Mr. Whiting, continued to function as the Company's CODM (see Attachment II).

Effective January 1, 2006, as part of the Company's succession planning, the Executive Vice President, Mr. Wise, was promoted to President and COO following the retirement of his predecessor, Mr. Whiting. Also in the first quarter of 2006, Rudolf Lehner, one of the remaining operating Senior Vice Presidents, announced his retirement. Based on these operational management changes, the responsibility for oversight of the components of the operating groups was reallocated under the current three Senior Vice Presidents, the operating segment managers, into three operating groups (see Attachment III).

The above changes in the operating management structure lead the Company to reorganize its operating segments. Once senior management succession was determined, the Company reorganized its operating segments to reflect the reporting structure based on a number of factors, including an appropriate balance of management responsibility for the components of the operating segments taking into consideration geographic scope and size of business, skills and experience of the operating Senior Vice Presidents, and business needs of the respective components.

3. We see that for SFAS 142 impairment testing purposes you evaluate approximately 20 reporting units. Considering that you identify only four, and soon to be three, reportable segments for SFAS 131 purposes it appears that you are aggregating numerous reporting units for segment reporting purposes. Please tell us further detail about each of the aggregated segments and the bases for the aggregation. Fully show us that you have appropriately applied the aggregation criteria from SFAS 131.

Response:

The Company's reporting units are the components of its operating segments and are not operating segments in and of themselves. As noted above, the Company has determined its operating segments for reporting purposes for SFAS 131 to be the Company's operating groups. Each operating group is headed by a Senior Vice President who, as outlined above, is responsible for a number of components and reports to the CODM. The four operating segments in 2005, and the three operating segments commencing as of January 1, 2006, consist of components which report to their respective Senior Vice President, who is the operating segment manager. As such, the components of the operating groups are not considered reportable operating segments of the Company and thereby no aggregation is occurring pursuant to the guidance of SFAS 131, paragraphs 17 or 19.

For purposes of performing impairment tests of goodwill and indefinite-lived intangible assets, the Company has determined that its reporting units, pursuant to the guidance in SFAS No. 142, paragraph 30 are components of the operating segments. The components are one level below the Company's operating groups or operating segments and constitute businesses for which discrete financial information is available and is reviewed by operating segment management. Each of its components meet the definition of a component of an operating segment, as each meets the definition of a business pursuant to EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business", and has discrete financial information which is reviewed on a monthly basis by the Senior Vice President, the operating segment manager. Each of the reporting units to which goodwill or indefinite-lived intangible assets has been assigned are tested for impairment on a stand-alone basis i.e., there is no aggregation of reporting units for purposes of SFAS No. 142 impairment testing, as permitted in paragraph 30 of SFAS No. 142.

Attachments I, II, and III include a footnote indicating which of the components of each operating segment are tested for impairment under SFAS 142, as the Company has certain components to which no goodwill or indefinite-lived intangible assets have been assigned.

4. As a related matter, to help us understand your segment analysis under SFAS 131 please tell us about how your business is organized and managed. Describe the direct reports reviewed by your Chief Operating Decision Maker/s (CODM), as well as the next level below the direct reports. Tell us about the significant components of the reports reviewed by CODM(s) and clarify the nature of the information reviewed, including how that information is organized. Your response should show us that you have appropriately identified reportable segments under SFAS 131.

Response:

The method chosen in SFAS 131 for determining what information to report is referred to as the management approach. SFAS 131 states that, "the management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise's internal organization. The management approach focuses on financial information that an enterprise's decision makers use to make decisions about the enterprise's operating matters. SFAS 131 indicates that generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment."

Pursuant to the guidance in SFAS 131, DENTSPLY has determined that its operating segments for 2006 are the three operating groups headed by the Senior Vice Presidents, Messrs. Clark, Mosch and Roos. Each of these operating groups includes components which cover a wide range of product categories and geographic regions, which are not considered operating segments. Set forth in Attachment III are the components that comprise the operating segments. The product categories, geographic regions and functional disciplines as well as customer bases, distribution channels, and regulatory oversight often overlap across these components and operating groups. Each Senior Vice President is directly accountable for the results of his respective operating group.

The three Senior Vice Presidents report directly to DENTSPLY's President and Chief Operating Officer, Mr. Wise, who is the Company's CODM. As the CODM, Mr. Wise regularly reviews financial results at the operating group level and uses this information to manage the Company's operations. The management of each operating group is evaluated for performance and incentive compensation purposes on net third party sales, excluding precious metal content, and segment operating income.

Set forth below is a brief, narrative description of the products and geographic regions represented within the components of each operating segment.

Mr. Clark's operating segment includes responsibility for the design, manufacturing, sales, and distribution for certain small equipment, chairside consumable products and dental anesthetics in the U.S., Europe, the Commonwealth of Independent States ("CIS"), Middle East, Africa and the sales and distribution of substantially all Company products in Canada. He also has responsibility for the sales and distribution of endodontic products in the U.K. and endodontic and laboratory products in France, Italy, Middle East, Africa, and the CIS.

Mr. Mosch's operating segment includes responsibility for the design, manufacture, and/or sales and distribution of dental anesthetics, chairside consumable and laboratory products in Brazil. He also has responsibility for the sales and distribution of all Company dental products sold in Australia and Latin America. This business group also includes the responsibility for the design and manufacturing for endodontic products, and is responsible for sales and distribution of all Company endodontic products in the U.S., Canada, Switzerland, Benelux, Scandinavia, and Eastern Europe, and certain endodontic products in Germany. This business group is also responsible for the Company's non-dental business.

Mr. Roos' operating segment includes the responsibility for the design and manufacture of laboratory products in the U.S., Puerto Rico, Germany, The Netherlands and China and for the sales and distribution for these products in the U.S., Germany, Austria, the U.K., Benelux, Scandinavia, Iberia, Eastern Europe, and certain products in Italy. He is also responsible for the design, manufacture, worldwide sales and distribution of substantially all of the Company's dental implant and bone generation products and the worldwide sales and distribution of the Company's orthodontic products. This business group is also responsible for sales and distribution of all Company products throughout Asia and Japan.

The CODM reviews reports that present financial data at three levels:

1) Operating segments (comprising data consolidated from the components);

2) Components; and

3) Consolidated Company.

The CODM's primary function is to evaluate the performance of the three Senior Vice Presidents (operating segment managers), allocate capital and other resources among the three operating groups, and provide oversight with regard to the Company initiatives/programs that impact the three operating groups. Each of the Senior Vice Presidents receive monthly general manager reports from each of their components that allow them to prepare for a monthly meeting with the CODM to present and discuss operating group results. While these reports are also available to the CODM, they are addressed to the Senior Vice President of the operating group and only used by the CODM to provide additional detail in evaluating an operating segment.

The report for each operating group contains the following information about the operating segment:

|X| Financial Data - This section reports information on third party sales, gross margin, expenses, income from operations, inventory days, accounts receivable days sales outstanding, cash from operations, and forecast data.

|X| Non-Financial Information - This section reports information about the business from the functional perspective of research and development, manufacturing, quality, customer service, sales and marketing, and strategic information.

A separate report presents essentially the same financial information for each component of an operating segment.

The Consolidated Company report contains the following:

|X| Financial Narrative - This section of the report addresses results of operations for significant internal financial measures such as net sales, gross profit percentage, expenses as a percentage of sales, income from operations, net income, earnings per share, and liquidity and capital resources.

|X| Consolidated Balance Sheets - This section of the report includes the balance sheet in detail comparable to the balance sheet presented in the Form 10-Q filings.

|X| Consolidated Income Statement - This section of the report includes detail comparable to the Consolidated Condensed Statement of Income found in the Form 10-Q filings.

|X| Consolidated Statements of Cash Flows - This section of the report includes a few additional lines of detail beyond that presented in the Form 10-Q filings, but principally the same.

|X| Summary of Results of Operations by Operating Group - This section of the report includes the third party sales, inter-group sales, income from operations, and total assets for each of the operating groups or operating segments.

|X| Third Party Sales by Geography/Product - This section of the report includes third party net sales by major geographic region and major product groups. Third party net sales is the only information compiled by the Company in a geography/product breakdown, as information below that level is not readily available from the Company's information system.

ATTACHMENTS

Due to the size of the attachments and a file type which cannot be converted into EDGAR format, the organizational charts referenced above are being sent under seperate cover as hard copies.